23002663

SEC Mail Processing Washington, DC

MAR 14 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-6678

8-66778

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transact Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4991 Lakebrook Drive, Suite 150
(No. and Street)

Glen Allen	Virginia	23060
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Zacharias	(804)513-2155	steve@transactcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meadows Urquhart Acree & Cook, LLP
(Name – if individual, state last, first, and middle name)

1802 Bayberry Court, Suite 102	Richmond	Virginia	23226
(Address)	(City)	(State)	(Zip Code)

09/29/2009	3688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Zacharias, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transact Capital Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Managing Director

[signature] Notary Public See Attached

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WELLS FARGO

Acknowledgment by Individual

State of VA

County of Henrico

On this 8th day of March, 2023. Before me, Kimberly Wooden Wodson
Name of Notary Public

the undersigned Notary Public, personally appeared

Steve Zacharias

Name of Signer(s)

- [ ] Proved to me on the oath of ______
- [ ] Personally known to me
- [x] Proved to me on the basis of satisfactory evidence VA Driver's License
(Description of ID)

to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged that he/she/they executed it.

WITNESS my hand and official seal.

KIMBERLY WOODEN WODSON
NOTARY PUBLIC
REG. #7868682
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES 11/30/2024

Notary Seal

(Signature of Notary Public)

My commission expires 11/30/2024

Optional: *A thumbprint is only needed if state statutes require a thumbprint.*

Right Thumbprint of Signer

Top of thumb here

For Bank Purposes Only

Description of Attached Document

Type or Title of Document

Form X-17A-5

Document Date

3/8/2023

Number of Pages

2

Signer(s) Other Than Named Above

Account Number (if applicable)

F001-00000DSG5350-01

TRANSACT CAPITAL SECURITIES, LLC

Financial Report

As of and for the year ended
December 31, 2022

SEC ID 8 - 66778

TRANSACT CAPITAL SECURITIES, LLC

Table of Contents

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

- Kelli P. Meadows
- Douglas A. Urquhart
- David C. Acree
- Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Managing Members
of Transact Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Transact Capital Securities, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Transact Capital Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Transact Capital Securities, LLC's management. Our responsibility is to express an opinion on Transact Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Transact Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of Transact Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Transact Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meadows Urquhart Acree + Cook, LLP

We have served as Transact Capital Securities, LLC's auditor since 2022.

Richmond, Virginia
March 7, 2023

1802 Bayberry Court * Suite 102 * Henrico, Virginia 23226 * 804.249.5786 (o) * 804.249.5781 (f)

TRANSACT CAPITAL SECURITIES, LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	413,433
Non-current assets:		
Operating lease right of use asset		304,622
Total non-current assets		304,622
Total assets	$	718,055

Liabilities and Member's Equity

Current liabilities:		
Accounts payable	$	11,321
Accrued expenses		26,566
Due to related party		27,853
Operating lease liability - current		71,037
Total current liabilities		136,777
Operating lease liability - noncurrent		247,583
Total liabilities		384,360
Member's equity		333,695
Total liabilities and member's equity	$	718,055

See accompanying notes to financial statements

TRANSACT CAPITAL SECURITIES, LLC
Statement of Income
Year Ended December 31, 2022

Revenues		
Fees	$	6,494,317
Expenses		
Commissions		3,324,044
Salaries and wages		1,445,957
Benefits and taxes		188,606
Marketing		127,469
Occupancy		95,676
Travel and entertainment		72,987
Information technology		38,100
Data services and research		30,050
Compliance		25,741
Professional fees		19,340
Other general and administrative		27,615
Total expenses		5,395,585
Net income	$	1,098,732

See accompanying notes to financial statements

TRANSACT CAPITAL SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2022

Balance as of January 1, 2022	$	184,963
Distributions		(950,000)
Net income		1,098,732
Balance as of December 31, 2022	$	333,695

See accompanying notes to financial statements

TRANSACT CAPITAL SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities:		
Net income	$	1,098,732
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Amortization of operating right of use asset		70,064
Increase (decrease) in:		
Accounts payable		(2,277)
Accrued expenses		26,566
Due to related party		27,853
Operating lease liability		56,066
Net cash provided by operating activities		1,277,004
Cash flows from financing activities:		
Distributions		(950,000)
Net cash used in financing activities		(950,000)
Net increase in cash		327,004
Cash, beginning of year		198,561
Cash, end of year	$	525,565
Non cash transactions:		
Right of use asset obtained in exchange for operating lease	$	374,686
Supplemental disclosure of cash flow information:		
Cash paid for amounts included in the measurement of operating lease liability	$	62,394

See accompanying notes to financial statements

Note 1 - Organization and nature of business

Organization – Transact Capital Securities, LLC (the "Company"), a wholly owned subsidiary of Transact Capital Partners LLC (the "Parent"), was incorporated in the state of Virginia on August 3, 2003. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages primarily in merger and acquisitions advisory services, and debt and equity placements.

Note 2 - Summary of significant accounting policies

Basis of Presentation – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Risks and Uncertainties – The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2022, the Company had $205,425 in excess of the insured limits.

A substantial portion of the Company's revenues may be received from a small number of transactions or concentrated within an industry. During 2022, four clients comprised 68% of total revenues.

Revenue Recognition - Revenue from contracts with customers is recognized in accordance with Accounting Standards Update (ASU) 2014-9, *Revenue from Contracts with Customers* and all subsequent amendments to the ASU. Success fees are recognized at a point in time as revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified. Consulting fees relate to services included in agreements with customers. The Company provides consulting services/corporate finance activity including mergers and acquisitions, capital raising activity, and strategic advice. These consulting fees are recognized over a period of time as the performance obligation is satisfied. The agreements with customers contain nonrefundable retainer fees and success fees, which may be fixed or represent a percentage of value that the customer receives if and when a transaction is completed. The retainer fees, or any other milestone fees, may reduce any success fee subsequently invoiced and received upon the completion of a transaction. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that may result in the Company accounting for all the services promised in a contract as a single performance obligation, and the retainer fee is classified as deferred revenue on the statement of financial condition.

Leases – In February 2016, the FASB issued ASC Topic 842, Leases ("ASC 842"), to increase transparency and comparability among organizations related to their leasing arrangements. The update requires lessees to recognize most leases on their balance sheets as a right-of-use ("ROU") asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over the lease term, measured on a discounted basis. ASC 842 also requires additional disclosure of key quantitative and qualitative information for leasing arrangements. The Company adopted ASC 842 using the optional transition method to the modified retrospective approach, which eliminates the requirement to restate the prior-period financial statements. Under this transition provision, the Company has applied ASC 842 to reporting periods beginning on January 1, 2022.

The Company made an accounting policy election available under ASC 842 not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease (or January 1, 2022, for existing leases upon the adoption of ASC 842). The ROU assets also include any initial direct costs incurred and are reduced by any lease incentives.

Adoption of ASC 842 resulted in the recording of an ROU asset and lease liability related to the Company's operating lease of approximately $375,000 as of January 1, 2022. The adoption of the new lease standard did not materially impact net earnings or cash flows and did not result in a cumulative-effect adjustment to the opening balance of members equity.

Income Taxes – The Company has elected to be treated as a limited liability company for federal, state, and local income tax purposes. Accordingly, all items of income, expense, gain, and loss of the Company are generally reportable on the tax return of its Parent. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company did not have any uncertain income tax positions at December 31, 2022. The Company is not currently under audit by any tax jurisdiction.

New Accounting Pronouncements – In June 2016, FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement for Credit Losses on Financial Instruments, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The requirements of this statement are effective for the Company for the year ended December 31, 2023. The Company is currently evaluating the impact of this statement.

Note 3 - Related-party transactions

The Company is wholly owned by and shares premises and facility expenses with the Parent. Substantially all expenses of the Parent and the Company are reflected in these financial statements. The Parent did earn approximately 7% of total revenue earned between the two entities and a proportional amount of expenses were allocated to the Parent to support these revenues. The Company believes this represents a fair distribution of operating expenses to each entity and no other expense allocation is required.

Note 4 - Regulatory requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2022, the Company had net capital of $333,695 as defined under Rule 15c3-1, which exceeded the requirements by $328,379. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 was 0.24 to 1.

Note 5—Leases

The Company leases building space under an operating lease. The lease expires in February 2027 and utilizes an interest rate of 1.96%. Rentals generally include insurance, taxes and maintenance costs. Rent expense related to this lease was $76,393 for the year ended December 31, 2022.

ASC 842 requires the Company to make certain assumptions and judgements in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate.

The Company determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to the control the use of an identified asset for a period of time in exchange for consideration. If the Company has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Company accounts for the identified asset as a lease. The Company has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Company used an incremental borrowing rate ("IBR") based on the information available at the adoption date of the new leases standard in determining the present value of lease payments for existing leases. The Company elected to use a portfolio approach to IBR, applying the U.S. Treasury ten-year long-term rate to the leases. The Company will use information available at the lease commencement date to determine the discount rate for any new leases.

As of December 31, 2022, the Company does not have any leases that have not yet commenced but that create significant rights and obligations.

Future maturities of lease liabilities as of December 31, 2022 are as follows:

Year		
2023	$	76,650
2024		78,566
2025		80,530
2026		82,544
2027		14,014
Total lease payments		332,304
Less amount representing interest		13,684
Total lease obligations		318,620
Current portion		71,037
Long-term portion	$	247,583

Note 6—Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customer's cash or securities and therefore, has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

Note 7 - Subsequent events

Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2022 financial statements through March 7, 2023, the date the Company's financial statements were available to be issued. No known material subsequent events have occurred.

TRANSACT CAPITAL SECURITIES, LLC
Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2022

Member's equity		
Member's equity qualified for net capital	$	333,695
Nonallowable assets and miscellaneous capital charges		
None		-
Net capital	$	333,695
Amounts included in total liabilities which represent aggregate indebtedness		
Accounts payable, accrued expenses and due to related party	$	65,740
Operating lease liability, aggregate indebtedness portion		13,998
	$	79,738
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,316
Net capital in excess of minimum requirements	$	328,379
Ratio of aggregate indebtedness to net capital		23.90%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed Form X-17A-5, Part II-A filing as of December 31, 2022.

See Report of Independent Registered Public Accounting Firm

TRANSACT CAPITAL SECURITIES, LLC
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240,15c3-3, but is in reliance of Footnote 74 of the SEC Release No. 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company is exempt from SEC Rule 15c3.3 as a noncovered firm because its business activities are limited to (1) private placement of securities, and (2) merger and acquisition advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under requirements of this Rule.

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

- Kelli P. Meadows
- Douglas A. Urquhart
- David C. Acree
- Shannon W. Cook

Report of Independent Registered Public Accounting Firm

To the Managing Members
of Transact Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Transact Capital Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits it's business activities exclusively to (1) private placement of securities; and (2) merger and acquisition advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Meadows Urquhart Acree + Cook, LLP

Richmond, Virginia
March 7, 2023

1802 Bayberry Court * Suite 102 * Henrico, Virginia 23226 * 804.249.5786 (o) * 804.249.5781 (f)

Transact Securities, LLC's Exemption Report

For the Year Ended December 31 ,2022

Transact Capital Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company brokers limits its business activities exclusively to (1) private placement of securities; and (2) merger and acquisition advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Transact Capital Securities, LLC

I, Robert P. Louthan, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Compliance Officer

March 7, 2023